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SEC FILE NUMBER 0-28074

CUSIP NUMBER 803062108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
Sapient Corporation

Full Name of Registrant

Former Name if Applicable
25 First Street

Address of Principal Executive Office (Street and Number)
Cambridge, MA 02141

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

	(b)	The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In July 2006, Sapient Corporation (the “Company”), under the direction of the Audit Committee of its Board of Directors (“Audit Committee”), began conducting an internal review of its stock-based compensation grant practices. In a press release dated November 20, 2006 and in a related Current Report on Form 8-K, the Company announced and summarized the Audit Committee’s findings of its investigation.

As a result of the Audit Committee investigation and the pending restatement of certain Company historical financial statements, the Company did not file Forms 10-Q for the periods ending June 30, 2006 and September 30, 2006, and filed corresponding Forms 12b-25 on August 10, 2006 and November 13, 2006, respectively.

Based on the results of the Audit Committee investigation, the Company has reported that it will need to restate certain of its historical financial statements to record non-cash charges for compensation expense relating to past stock option grants. The restatement is not expected to affect either the Company’s reported revenues or cash position, although the Company expects to incur some future cash expenses associated with the restatement, including potential tax-related and other payments. Further, the Company announced that all financial statements, earnings, prior press releases and similar communications issued by it relating to periods beginning January 1, 1997 should not be relied upon.

The Company is working diligently to determine the amount of the charges and resulting tax and accounting impact and to complete its assessment of materiality for each prior period to determine which periods require restatement. The Company plans to complete this process as soon as practicable, but at this time the Company cannot yet specify the date on which the restatement will be completed.

Management has not yet assessed the impact that control deficiencies identified in the internal review may have on the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting. As a result, the Company is not yet in a position to complete the preparation of the financial statements required to be included in its Annual Report on Form 10-K for the period ended December 31, 2006 (the “2006 10-K”).

The Company intends to file the 2006 10-K as soon as practicable after the required restatements are complete. However, the restatements will not be completed in time to file the 2006 10-K on or before the fifteenth calendar day following its original due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach Extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Joseph S. Tibbetts, Jr.	(617)	621-0200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-Q for the period ending June 30, 2006 Form 10-Q for the period ending September 30, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in Part III above, any impact of the investigation on stock-based compensation charges and related tax matters in the Company’s financial statements has not yet been determined. The Company does not anticipate being able to estimate the degree to which any such charges may affect current period results as compared to the prior period’s results until the completion of its restatement analysis.

On March 13, 2007, the Company announced in a press release and related Current Report on Form 8-K its preliminary financial results for the fourth quarter and year ended December 31, 2006.

The Company expects consolidated service revenues for the fourth quarter of 2006 to be $114.0 million, a 37% increase from service revenues of $82.9 million for the fourth quarter of 2005. For the fourth quarter of 2006, the Company expects to report income from operations of $2.0 million compared to $5.9 million in the fourth quarter of 2005. The Company expects to report an operating margin of 2% for the fourth quarter of 2006 versus 7% for the fourth quarter of 2005.

The Company expects consolidated service revenues for fiscal year 2006 to be $405.8 million, a 29% increase from service revenues of $313.5 million for fiscal year 2005. For fiscal year 2006, the Company expects to report a loss of income from operations of $0.3 million compared to a gain of $19.6 million for fiscal year 2005. The Company expects to report an operating margin from operations of 0% for fiscal year 2006 versus 6% for fiscal year 2005.

This Notification of Late Filing contains forward-looking statements that involve a number of risks and uncertainties. There are a number of factors that could cause actual events to differ materially from those indicated. Such factors include, without limitation, the continued acceptance of the Company’s services, the Company’s ability to accurately set fees for and timely complete its current and future client projects, its ability to successfully manage risks associated with its international operations, its ability to manage its growth, and projects effectively, and its ability to continue to attract and retain high quality employees, as well as other factors set forth in the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission.

Sapient Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 19, 2007	By:	/s/ Kyle A. Bettigole

		Name:	Kyle A. Bettigole
		Title:	Assistant General Counsel and Assistant Secretary